SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 03, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

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1934.]

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew strengthens global sports medicine business through agreement to acquire ArthroCare for $1.7 billion

3 February 2014

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces the execution of a definitive agreement to acquire medical device company ArthroCare Corp. (NASDAQ: ARTC) for $48.25 per ArthroCare share in cash, a total consideration of approximately $1.7 billion and an enterprise value of $1.5 billion.

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

"This is a compelling opportunity to add ArthroCare's technology and highly complementary products to further strengthen our sports medicine business. Together, we will be able to generate significant additional revenue from the more comprehensive portfolio, combined sales force and Smith & Nephew's global footprint. With this transaction, we are again accelerating our strategy to rebalance Smith & Nephew towards higher growth."

Strategic rationale

• Creation of a comprehensive resection and repair portfolio with exciting growth prospects.
- In resection, the combination of ArthroCare's latest generation of radio frequency (RF) technology and Smith & Nephew's strong mechanical blade portfolio gives customers greater choice.
- In joint repair, ArthroCare's shoulder anchor innovation strongly complements our strength in knee repair, forming an extensive, integrated portfolio.

• Additional revenue opportunities from combined global footprint and channel presence.
- Cross-sell the combined portfolio and build upon shared capabilities in marketing and customer targeting.
- Utilise Smith & Nephew's more extensive and established global footprint to introduce ArthroCare's products to new customers and markets.

• Adjacent Ear, Nose & Throat (ENT) business provides new growth opportunities.
- Ability to expand this strong US business into new global markets.
- Prospects to utilise Smith & Nephew's minimally invasive technologies to develop product range further.

• An enhanced pipeline.
- Stronger combined new product pipeline and R&D expertise will accelerate delivery of future innovation.

Financial rationale

• Substantial cost and revenue synergies expected to add approximately $85 million to annual trading profit1 in the third full year.
- Opportunities include cross-selling in established markets, expanding into new and emerging markets and maximising efficiencies across the combined business.
- One-off transaction expenses and integration costs expected to be around $100 million incurred over a three year period.

• Meets Smith & Nephew's investment criteria.
- Acquisition expected to generate a return on capital employed exceeding Smith & Nephew's cost of capital in third full year.
- Accretive to adjusted earnings per share2 from first full year.

The purchase price represents a 20% premium over the 90-day volume weighted average price of ArthroCare's shares prior to this announcement. It represents a multiple of 15.7 times EV/adjusted 2012 EBITDA.

The acquisition will be subject to customary conditions, including a vote of ArthroCare's shareholders and governmental clearances. Pending the satisfaction of such customary conditions, Smith & Nephew anticipates closing the transaction in mid-2014. ArthroCare will be integrated swiftly to minimise disruption to customers.

David Fitzgerald, President and Chief Executive Officer of ArthroCare, commenting on the transaction said:

"ArthroCare and Smith & Nephew know each other well from our licensing and supply arrangements, and this is a natural transaction for both companies. The Board believes that this transaction is in the best interest of our shareholders."

ArthroCare shareholder undertakings

One Equity Partners, the largest shareholder with convertible preferred shares equivalent to 17% of the equity, has committed to vote its shares in support of the transaction, subject to customary conditions. The Board of ArthroCare has recommended the transaction.

Financing

The purchase price of $48.25 per ArthroCare share, or total consideration of $1.7 billion (enterprise value of $1.5 billion net of cash in ArthroCare) will be financed from Smith & Nephew's debt facilities and cash balances, including the existing $1 billion revolving credit facility and a new two-year $1.4 billion term loan facility. The term loan has been underwritten by Barclays and J.P. Morgan.

Smith & Nephew has completed $226 million of its $300 million share buy-back programme. In light of this acquisition Smith & Nephew has suspended this programme.

At the end of 2014 we expect Smith & Nephew's net debt to EBITDA to be below 1.5 times.

About Smith & Nephew's sports medicine business

Smith & Nephew's sports medicine business operates as two franchises - Sports Medicine Joint Repair and Arthroscopic Enabling Technologies - and is part of the Advanced Surgical Devices division.

Sports Medicine Joint Repair has consistently delivered strong revenue growth in recent years, often outperforming the segment. It has one of the leading positions in knee repair, a growing presence in shoulder repair, and is at the forefront of developing minimally invasive techniques for other joints. Leading products include the FASTFIX# 360 Meniscal Repair System, and ENDOBUTTON# CL Fixation Device. Smith & Nephew recently launched the first products utilising REGENESORB#, a proprietary advanced biocomposite, including the HEALICOIL# Suture Anchor.

Arthroscopic Enabling Technologies specialises in resection, visualisation and fluid management surgical technologies. One of the leaders in mechanical blades and handheld resection, its wide range of products includes ACUFEX# handheld instruments and DYONICS# Platinum Series Shaver Blades, which offer unequalled sharpness and superior debris evacuation capabilities. This franchise licenses and sells ArthroCare's Coblation RF technology. The acquisition will eliminate payments for this Smith & Nephew to ArthroCare. This amounted to approximately $24 million in 2012.

About ArthroCare

ArthroCare develops and manufactures surgical devices, instruments, and implants that strive to enhance surgical techniques as well as improve patient outcomes. Its devices improve many existing surgical procedures and enable new minimally invasive procedures. Its two core product areas are Sports Medicine and Ear, Nose, and Throat, and it also has a small presence in spine, wound care, urology and gynaecology.

•     Its patented Coblation® technology offers an alternative to standard mechanical resection techniques by gently dissolving target tissue and minimizing damage to surrounding healthy tissue. This technology is used extensively in many types of minimally invasive surgery. An earlier version of Coblation is licensed to Smith & Nephew.

• In sports medicine ArthroCare has a range of complementary anatomical solutions for joints, in particular the shoulder, including its OPUS® AutoCuff® knotless fixation system.

ArthroCare is headquartered in Austin, Texas, US and has its main manufacturing sites in Costa Rica and an R&D facility in Irvine, California, US. It has approximately 1,800 employees, including a salesforce of around 400.

In January 2014 ArthroCare and the US Department of Justice ("DOJ") announced that they had entered into a Deferred Prosecution Agreement resolving the ongoing investigation by the DOJ into events under a previous management team.

In the year ended 31 December 2012, ArthroCare had net sales of $368 million, net income before taxes of $64m, total assets of $520 million and net assets of $445 million. Total revenue for the first three quarters of 2013 was $276 million, an increase of 2% over the first three quarters of 2012.

In 2012, 68% of product revenue came from the Americas region with the balance coming from international markets, predominantly Europe and Australia. 67% of revenue came from Sports Medicine, 30% from ENT and 3% from other businesses.

ArthroCare's shares are traded on NASDAQ (NASDAQ: ARTC).

J.P. Morgan and Centerview Partners are acting as financial advisors and Davis Polk & Wardwell are legal advisors for Smith & Nephew. Piper Jaffray & Co. (lead advisor) and Goldman Sachs are acting as financial advisors, and Latham & Watkins is acting as legal advisor to ArthroCare.

Conference call

A conference call to discuss this announcement will be held at 8.30am GMT / 3.30am EST today, 3 February 2014. This will be broadcast live on the company's website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com.  Participant dial-ins for the call are +44 (0)20 3427 1907/ 0800 279 4992 in the UK or +1 646 254 3362/+1 877 280 2296 in the US (passcode 2391378).  A listen-only service is available by calling +44 (0)20 3427 0503 in the UK or +1 212 444 0412 in the US (passcode 2391378).  Replay dial-ins are +44 (0)20 3427 0598 in the UK or +1 347 366 9565 in the US (passcode 2391378). Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1.     Trading profit is a trend measure, which management considers presents the long-term profitability of the group. The following items, where material, are excluded from operating profit when arriving at trading profit:
        acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; significant restructuring events; acquisition costs; and gains and losses resulting from legal disputes and uninsured losses.

2.     Adjusted earnings per Ordinary Share ('EPSA') is another measure which presents the trend in long term profitability of Smith & Nephew.  EPSA is not a recognised measure under IFRS and therefore is a non-GAAP financial measure.  The most directly comparable financial measure calculated in accordance with IFRS is earnings per Ordinary Share.  EPSA excludes the same impact of specific transactions or events that management considers affect Smith & Nephew's short-term profitability, is used by Smith & Nephew for similar purposes, and is subject to the same material limitations as set out in the above footnote for trading profit.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Financial Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Trade Media
Joe Metzger	+1 (978) 273 5187
Smith & Nephew Advanced Surgical Devices

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives. With leadership positions in Advanced Surgical Devices and Advanced Wound Management, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2012 were over $4.1 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate.  For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements.  Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature.  Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution.  Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

# Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.

® Trademark of ArthroCare Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 03, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary